U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A

For the Fiscal year ended December 31, 2023

Legion Capital Corporation

(Exact name of issuer as specified in its charter)

Florida	47-3751122
(State of other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification Number)

301 E. Pine St.

Suite: 850

Orlando, Fl 32801

(Address, including zip code of principal executive office)

407-486-9234

(Issuer’s telephone number, including area code)

(Title of each class of securities issued pursuant to Regulation A)

Item 1. Business

Legion Capital Corporation was originally incorporated as GreenSky Corporation on August 7, 2015, in Delaware, and merged with Legion Capital Corporation, a Florida Corporation, on January 15, 2016. The Company is an operating company with subsidiaries in the areas of commercial lending, real estate and related services, management, and marketing, closing and title services.

Below is a list of the Company’s operating subsidiaries and activities:

●	Legion Finance, LLC, and Legion Finance II, LLC are subsidiaries that raise funds through bond and preferred stock offerings to fund the Company’s growth. Bond and preferred stock offerings are being conducted pursuant to rules mandated by the Securities and Exchange Commission (SEC) under the Jumpstart of Business Startups Act of 2012, commonly referred to as “Regulation A”.

●	Legion Title, LLC. Legion Title, LLC is a title agency that provides title insurance and closing services for Legion transactions.

●	Legion Funding, LLC. The Company formed Legion Funding, LLC for the purpose of making loans to certain real estate developments.

●	Legion Select Holdings, LLC, was renamed to Legion Select, LLC in 2020. The Company formed Legion Select, LLC for the purpose of investing in commercial loans. Legion Select, LLC was divested in December 2023.

●	Legion 730 Harris Street, LLC. The Company formed Legion 730 Harris Street, LLC to invest in specific real estate projects.

●	Legion Commercial Finance, LLC. The Company formed Legion Commercial Finance, LLC for the purpose of making loans to certain real estate development projects.

During the next 12 months the Company plans to use current cash, as well as additional capital procured through capital sources to grow the current lending, real estate services and development businesses both organically and through acquisition, to expand business services such as title, marketing, and management services and for working capital.

The Company has elected to delay complying with any new or revised financial accounting standard until the date that a company that is not an issuer (as defined under section 2(a) of the Sarbanes-Oxley Act of 2002 (15 U.S.C. 7201(a)) is required to comply with such new or revised accounting standard, if such standard also applies to companies that are not issuers.

The Company is an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company has irrevocably elected to avail itself of this exemption from new or revised accounting standards, and, therefore, will not be subject to the same new or revised accounting standards as public companies that are not emerging growth companies.

The Company is an “emerging growth company”, as defined in the JOBS Act, and, for so long as the Company is an emerging growth company, the Company is eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. These include, but are not limited to:

●	Not being required to comply with the auditor attestation requirements in the assessment of internal control over financial reporting;

●	Not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditors’ report providing additional information about the audit and the financial statements;

●	Reduced disclosure obligations regarding executive compensation; and

●	Exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

The Company may remain an “emerging growth company” until as late as the fiscal year-end following the fifth anniversary of the completion of the IPO, though the Company may cease to be an emerging growth company earlier under certain circumstances, including if (a) the Company has more than $1.07 billion in annual revenue in any fiscal year, (b) the market value of common stock that is held by non-affiliates exceeds $700 million as of any June 30 or (c) issues more than $1.0 billion of non-convertible debt over a three-year period.

In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”), for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.

In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”), for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Set forth the information required by Item 9(a), (b) and (d) of Form 1-A for the most recently two completed fiscal years.

The following discussion of the Company’s financial condition and results of operations should be read in conjunction with the audited financial statements and the notes thereto of the Company included in this filing. The following discussion contains forward-looking statements. Actual results could differ materially from the results discussed in the forward-looking statements.

Results of Operations

The Company increased revenues from $6,876,274 in fiscal year 2022, to $8,901,527 in fiscal year 2023. The Company had an operating profit in the amount of $3,692,651 in 2023, compared to an operating profit of $1,078,294in 2022 (not including preferred dividends paid). These improvements in operating profits for 2023 over the prior year were a direct result of a gain discontinued operations and an increase in interest income as a result of expanding the lending (notes receivable) portfolio.

Liquidity and Capital Resources

As of December 31, 2023, the Company had a cash balance of $3,139,963. During the 12 months ended December 31, 2023, the Company generated 1,844,799 cash from operating activities and used $6,982,550 for investing activities as the Company expanded its lending portfolio. The Company remained relatively flat generating cash through financing activities; cash used for financing activities was $44,400.

The primary uses of cash were for expanding the lending business by making new and increased loans, and for marketing and working capital. The main source of cash was from private debt issuance. The following trends are reasonably likely to result in a material decrease in liquidity over the near to long term:

●	Continued expansion of the lending business by loaning out funds on short- and long-term illiquid transactions,

●	Addition of administrative and sales personnel as the business grows,

●	Increases in advertising, public relations and sales promotions as the Company expands operations,

●	An increase in working capital requirements,

●	The cost of being a public reporting company and the continued increase in costs due to governmental compliance activities.

The Company expects to finance operations primarily through existing cash, operational revenues, and any future financings.  The Company expects to use both equity and debt financing from time to time and has no limits on the amount of leverage it may employ. In general, the Company intends to pay debt service from operational cash flow, but also expects to need to raise additional capital to meet obligations and to fully implement the business plan. Potential future sources of capital include secured or unsecured financing from banks or other lenders, and additional debt and/or equity offerings. However, there is no assurance the Company will be able to obtain such capital on satisfactory terms or at all. Additionally, no assurance can be given that any such financing, if obtained, will be adequate to meet capital needs. If adequate capital cannot be obtained on a timely basis and on satisfactory terms, operations would be materially negatively impacted.

Item 3. Directors and Officers

Directors and Executive Officers

The following table sets forth the name, age, and position of executive officers and directors as of December 31, 2023. Executive   officers are elected annually by the Board of Directors. Each executive officer holds his office until he resigns, is removed by the Board, or his successor is elected and qualified. Directors are elected annually by the Company’s shareholders at the annual meeting. Each director holds his office until his successor is elected and qualified or his earlier resignation or removal.

Name	Age	Position
Paul Carrazzone	65	President, Chief Executive Officer
Douglas S. Hackett	60	Director, Co-Founder
Joseph B. Hilton	56	Independent Director
David Null	57	Chief Financial Officer and Chief Accounting Officer

Paul Carrazzone - President, Chief Executive Officer, Director. Mr. Carrazzone has over 30 years’ experience in commercial lending and real estate transactions. Mr. Carrazzone began his career in commercial banking in which he had direct responsibility for loan transactions ranging from a few million dollars to over a billion dollars. In the past few years prior to joining Legion, Mr. Carrazzone has focused much of his consulting, underwriting, and investment expertise on real estate projects in Florida.

In the last five years, Mr. Carrazzone has been engaged in the following businesses:

2017 – 2019 Legion Capital Corporation, first as a consultant and was appointed President as of 2019 and CEO in 2021 to present.

2014 – 2019 Managing personal and family investments in the areas of real estate, land use, lending and related businesses.

Douglas S. Hackett (Director, Co-Founder) Mr. Hackett has over 25 years of media, marketing, and executive experience. Mr. Hackett is the current Chairman of the Board of Directors at Market Leverage, LLC, a previous Inc. 100 Advertising Firm and Fortune 5000 fastest growing company. Mr. Hackett has previously owned multiple radio stations and was the producer and creator of “Baseball Sunday with Joe Garagiola,” “Football Sunday” and “NBA Basketball Sunday”. Mr. Hackett has held the following positions in the last 5 years.

Legion Capital Corporation – Director, Co-Founder – 2015 – Present Market Leverage, LLC – marketing company – Chairman – 2012-Present Heartland Soccer Association – Soccer Association – Director – 2012 – Present

Mr. Hackett has been a director of the above-listed companies during the past 5 years.

David Null, Chief Financial Officer and Chief Accounting Officer.

During the previous 5 years, Mr. Null has been an Associate Director, Finance and Controlling, overseeing financial reporting for 54 subsidiary companies in the European Pharmaceutical industry (Lonza Biologics), CFO of an energy company (Kinetic Energy) and Director of Regulatory Reporting for an insurance company (Capgemini).

Joseph B. Hilton, Independent Director

Mr. Hilton is a former Director of Hilton Hotels Information Technology Group and is also involved in venture capital investing and technology ventures, as well as charitable activities. For over 7 years, Mr. Hilton has been an owner of Gains Venture Group in Phoenix, Arizona and has also been an officer (President and Director from 2016 – 2019) of Legion Capital Corporation.

Family Relationships

There are no family relationships among any of the directors and executive officers.

Involvement in Certain Legal Proceedings

The Company’s directors and officers have not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor have been a party to any judicial or administrative proceeding during the past ten years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. The directors and officers have not been involved in any transactions with the Company or any of the Company’s affiliates or associates, which are required to be disclosed pursuant to the rules and regulations of the SEC.

Executive Compensation

Name and Principal Position	Year Ended	Salary ($)	Non- Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
David Null, CFO and CAO	2023	$120,000	0	0	120,000
	2022	$96,000	0	0	96,000

Involvement in Certain Legal Proceedings

There have been no events under any bankruptcy act, no criminal proceedings, no judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any of the directors, executive officers, promoters or control persons during the past ten years.

Employment Agreements

The Company has not entered into employment agreements with any employees, officers and directors.

Director Compensation

For the year ended December 31, 2023, the   directors were Douglas Hackett, Joseph Hilton, and Paul Carrazzone. No compensation was paid to any director for acting as a director. The Company does not currently have an established policy to provide compensation to members of the Board of Directors for their services in that capacity.

Outstanding Equity Awards at Fiscal Year End

As of December 31, 2023, the Company has 2,503,067 million stock options outstanding in favor of BGA Holdings, LLC (managed by Joseph B. Hilton), as follows:

1,503,067 million at $1 per share, fully vested, 10-year term (subject to a 5 year lock up)

500,000 at $1.25 per share, not vested, 10-year term (subject to a 5 year lock up)

500,000 at $1.75 per share, not vested, 10-year term (subject to a 5 year lock up).

These options expire if not exercised by December 27, 2027.

Item 4. Security Ownership of Management and Certain Securityholders

PRINCIPAL STOCKHOLDERS

The following table sets forth information as to the shares of common stock beneficially owned as of May 15, 2019, by (i) each person known to the Company to be the beneficial owner of more than 5% of the Company’s common stock; (ii) each Director; (iii) each Executive Officer; and (iv) all of the Directors and Executive Officers as a group. Unless otherwise indicated in the footnotes following the table, the persons as to whom the information is given had sole voting and investment power over the shares of common stock shown as beneficially owned by them. Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act, which generally means that shares of common stock subject to options currently exercisable or exercisable within 60 days of the date hereof are considered to be beneficially owned, including for the purpose of computing the percentage ownership of the person holding such options, but are not considered outstanding when computing the percentage ownership of each other person. The footnotes below indicate the number of unvested options for each person in the table. None of these unvested options vest within 60 days of the date hereof.

Legion Capital Partners (Douglas Hackett and Paul Carrazzone principal owners)	10,000,000
Total of Officers and Directors as a Group	10,000,000

Legion Capital Partners, LLC (“LCP”) is owned by two officers of the Company:

Douglas Hackett, Director and Co-Founder 301 E. Pine St., Ste. 850, Orlando, Fl. 32801 Mr. Hackett owns 50% of LCP and therefore indirectly owns and controls 5 million shares.

Paul Carrazzone, President and CEO 301 E. Pine St., Ste. 850, Orlando, Fl. 32801 Mr. Carrazzone owns 50% of LCP and therefore indirectly owns and controls 5 million shares.

The following summary is a description of the material terms of capital stock and is not complete. You should also refer to the articles of incorporation, as amended and bylaws, as amended, which are included as exhibits to the registration statement of which this Filing forms a part.

The following is a summary of the rights of the capital stock as provided in the articles of incorporation and bylaws. For more detailed information, please see the articles of incorporation and bylaws, which have been filed as exhibits to this filing.

The Company’s authorized capital stock consists of 100,000,000 shares of common stock, par value $0 and 30,000 authorized shares of preferred stock for $1,000 stated value. As of December 31, 2023, there are 16,566,066 shares of common stock issued and outstanding and 22,674 shares of preferred stock issued and outstanding.

Common Stock: Each shareholder of common stock is entitled to a pro rata share of cash distributions made to shareholders, including dividend payments. The holders of common stock are entitled to one vote for each share of record on all matters to be voted on by the shareholders. There is no cumulative voting with respect to the election of directors or any other matter. Therefore, the holders of more than 50% of the common shares can determine solely the election of directors, or any other matters. The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors from funds legally available, therefore, cash dividends are at the sole discretion of the Board of Directors. In the event of liquidation, dissolution or winding up, the holders of common stock are entitled to pro-rata share in all assets remaining available for distribution to them after payment of the Company’s liabilities and after provision has been made for each class of stock, if any, having any preference in relation to common stock. Holders of shares of common stock have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the common stock.

Preferred Stock: The Company has 22,674 shares of preferred stock issued and outstanding as of December 31, 2023.

Options

As of December 31, 2023, the Company has 2,503,067 million stock options outstanding in favor of BGA Holdings, LLC (managed by Joseph B. Hilton), as follows:

1,503,067 million at $1 per share, fully vested, 10-year term (subject to a 5 year lock up) 500,000 at $1.25 per share, not vested, 10-year term (subject to a 5 year lock up) 500,000 at $1.75 per share, not vested, 10-year term (subject to a 5 year lock up). These options expire if not exercised by December 27, 2027.

The options for Mr. Hilton and his company were granted in consideration of the cancellation of 2 million shares originally allocated to Mr. Hilton’s company, BGA Holdings, LLC, and for certain employment agreements and services to be provided. The issuance of said 2 million shares was canceled by agreement of the parties.

Limitations on Liability and Indemnification of Officers and Directors

Florida law authorizes corporations to limit or eliminate (with a few exceptions) the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors. The Company’s articles of incorporation and bylaws include provisions that eliminate, to the extent allowable under Florida law, the personal liability of directors or officers for monetary damages for actions taken as a director or officer, as the case may be. The Company’s articles of incorporation and bylaws provide that the Company must indemnify and advance reasonable expenses to the directors and officers to the fullest extent permitted by Florida law.

The limitation of liability and indemnification provisions in the articles of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit the Company and stockholders. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, the Company will pay the costs of settlement and damage awards against directors and officers pursuant to the indemnification provisions in the articles of incorporation and bylaws.

There is currently no pending litigation or proceeding involving any of the directors, officers or employees for which indemnification is sought.

Transfer Agent

The transfer agent for the Company’s common stock is ClearTrust, LLC and for preferred stock is Securities Transfer Corporation.

Rule 144

Shares of common stock held by any of our affiliates, as that term is defined in Rule 144 of the Securities Act, may be resold only pursuant to further registration under the Securities Act or in transactions that are exempt from registration under the Securities Act. In general, under Rule 144 as currently in effect, any affiliates would be entitled to sell, without further registration, within any three-month period a number of shares that does not exceed the greater of:

●	1% of the number of shares of common stock then outstanding, which will equal about 165,660 shares immediately after offering, assuming minimum offering size: or

●	the average weekly trading volume of the unrestricted common stock during the four calendar weeks preceding the filing of a Form 144 with respect to the sale.

Sales under Rule 144 by the Company’s affiliates will also be subject to manner of sale provisions and notice requirements and to the availability of current public information about the Company.

VALIDITY OF COMMON STOCK

EXPERTS

None

REPORTS

As a Tier 2, Regulation A filer, the Company will be required to file ongoing reports, including an annual report on form 1-K, and a semi-annual report on form 1-SA.

Item 6. Other Information

N/A.

LEGION CAPITAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023, and 2022

CPA & Associates, P.A.

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors and Shareholders’
Legion Capital Corporation and Subsidiaries

Opinion

We have audited the accompanying consolidated financial statements of Legion Capital Corporation and Subsidiaries (the “Company”)(a Florida Corporation) which comprise the consolidated balance sheet as of December 31, 2023, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for the year then ended, and the related notes to the financial statements (collectively referred to as the financial statements).

In our opinion, the 2023 financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Legion Capital Corporation and Subsidiaries and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Prior Period Financial Statements

The financial statements of the Company as of December 31, 2022, were audited by other auditors whose report dated May 15, 2023 expressed an unmodified opinion on those statements.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

 8270 Woodland Center Boulevard - #3425  ●  Tampa, Florida 33614  ●  813.495.4755

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Tampa, Florida

June 10, 2024

Legion Capital Corporation and Subsidiaries

Consolidated Balance Sheet

	December 31,	December 31,
	2023	2022
Assets

Current assets:
Cash and cash equivalents	$3,139,963	$8,322,114
Other receivables	2,904,390	1,821,307
Current portion of business loans receivable, net	42,902,492	47,067,143
Prepaid expenses and other current assets	60,654	180,445
Interest receivable	3,807,988	2,665,488

Total current assets	52,815,487	60,056,497

Property and equipment, net	74,863	120,716
Operating lease right of use	-	73,012
Investments	137,679	137,679
Business loans receivable, less current maturities net	8,824,014	-

Total assets	$61,852,043	$60,387,904

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued expense	$415,215	$414,906
Accrued interest payable	638,515	513,620
Current portion of notes payable	25,998,128	12,494,811
Operating lease obligations due within 1 year	-	46,894

Total current liabilities	27,051,858	13,470,231

Notes payable, less current portion, net	16,682,564	28,298,182
Long term operating lease obligations	-	26,118

Total liabilities	43,734,422	41,794,531

Commitments and contingencies (Note 14)

Shareholders’ equity
Preferred stock, $0 par value; $1,000 stated value, 30,000 shares authorized; 26,674 and 21,104 shares issued and outstanding on December 31, 2023, and 2022, respectively	22,673,709	21,004,200
Common stock, no par value, 100,000,000 shares authorized; 16,566,066 shares issued and outstanding on both December 31, 2023, and 2022.	8,591,334	8,591,334
Accumulated deficit	(13,147,422)	(15,265,496)
Legion Capital Corporation equity	18,117,621	14,330,038

Non-controlling interest - preferred stock of subsidiary	-	4,263,335

Total shareholders’ equity	18,117,621	18,593,373

Total liabilities and shareholders’ equity	$61,852,043	$60,387,904

See accompanying notes to consolidated financial statements

Legion Capital Corporation and Subsidiaries

Consolidated Statements of Operations

	For the year ended December 31,
	2023	2022
Revenue:
Interest income	$8,551,547	$6,230,062
Project advisory fees	21,814	450,000
Other	328,166	196,212

	8,901,527	6,876,274

Expenses:
Selling expenses	355,709	225,665
Bad debt expense	976,207	350,000
General and administrative expenses	1,997,427	1,960,490
	3,329,343	2,536,155

Operating income	5,572,184	4,340,119

Other income (expense):
Interest expense	(4,279,498)	(3,837,839)
Gain on sale of land	-	577,699
Net income from continuing operations	1,292,686	1,079,979

Discontinued operations:
Operating income	-	-
Gain on discontinued operations	2,413,840	-

Income from discontinued operations	2,413,840	-

Less:
Corporate income tax	(13,875)	(1,685)

Net Income	$3,692,651	$1,078,294

Preferred stock dividends	$1,640,314	$1,344,870

Net income (loss) attributable to common share	$2,118,074	$(266,576)

Net income (loss) per common share - continuing operations basic	$(0.02)	$(0.016)

Net income (loss) per common share – continuing operations diluted	$(0.02)	$(0.015)

Net income (loss) per common share – discontinued operations basic	$0.15	$-

Net income (loss) per common share – discontinued operations diluted	$0.13	$-

Net income (loss) per common share – total operations basic	$0.13	$(0.016)

Net income (loss) per common share – total operations diluted	$0.12	$(0.015)

Weighted average shares outstanding - basic	16,566,066	16,566,066

Weighted average shares outstanding - diluted	18,069,733	18,069,733

See accompanying notes to consolidated financial statements

Legion Capital Corporation and Subsidiaries

Consolidated Statement of Changes in Shareholders’ Equity

	No par value Preferred Stock		No par value Common Stock		Accumulated	Non- controlling interest- preferred stock issued by
	Shares	Amount	Shares	Amount	Deficit	subsidiary
December 31, 2021	11,658	$11,657,775	16,716,066	$8,691,334	$(14,998,920)	$5,050,665	$10,400,854
Shares repurchased for cash	-	-	(150,000)	(100,000)	-	-	(100,000)
Preferred Stock	9,875	9,875,425	-	-	-	-	9,875,425
Preferred Stock redeemed for cash	(529)	(529,000)	-	-	-	-	(529,000)
Preferred Stock Dividends	-	-	-	-	(1,344,870)	-	(1,344,870)
Preferred membership units of subsidiary redeemed for cash	-	-	-	-	-	(787,330)	(787,330)
Net Income	-	-	-	-	1,078,294	-	1,078,294
December 31, 2022	21,004	$21,004,200	16,566,066	$8,591,334	$(15,265,496)	$4,263,335	$18,593,373
Preferred Stock	1,860	1,859,509	-	-	-	-	1,859,509
Preferred Stock redeemed for cash	(190)	(190,000)	-	-	-	-	(190,000)
Preferred Stock Dividends	-	-	-	-	(1,574,577)	-	(1,574,577)
Preferred membership units of subsidiary redeemed for cash	-	-	-	-	-	(721,936)	(721,936)
Preferred membership units of subsidiary released	-	-	-	-	-	(3,541,399)	(3,541,399)
Net Income	-	-	-	-	3,692,651	-	3,692,651
December 31, 2023	22,674	$22,673,709	16,566,066	$8,591,334	$(13,147,422)	$-	$18,117,621

See accompanying notes to consolidated financial statements

Legion Capital Corporation and Subsidiaries

Consolidated Statements of Cash Flows

	For the Year ended December 31,
	2023	2022
Operating activities:
Net income	$3,692,651	$1,078,294
Adjustments to reconcile net income to net cash from operating activities:
Depreciation	45,852	14,832
Amortization of bond issue costs and deferred offering costs	1,318,552	1,445,984
Amortization of debt discount	205,965	4,167
Bad debt expense	976,207	350,000
Gain on discontinued operations	(2,413,840)	-
Gain on sale of land	-	(577,699)
Change in operating assets and liabilities:
Other receivables	(1,083,083)	(840,500)
Prepaid expenses and other current assets	119,791	(48,469)
Interest receivable	(1,142,500)	(964,072)
Accounts payable and accrued expense	309	96,895
Accrued interest payable	124,895	30,052
Net cash from operating activities	1,844,799	589,484

Investing activities:
Issuance of business loans	(11,096,596)	(28,386,685)
Repayments of business loans	2,614,046	5,924,992
Proceeds from sale of loan	1,500,000	-
Purchase of property and equipment	-	(65,000)
Net cash from investing activities	(6,982,550)	(22,526,693)

Financing activities:
Proceeds from notes payable	11,708,973	21,813,267
Payments on notes payable	(10,475,233)	(13,683,548)
Bond issue costs	(651,136)	(1,882,843)
Proceeds issuance of preferred stock	1,859,509	9,875,425
Repurchase of common stock	-	(100,000)
Redemption of preferred stock	(190,000)	(529,000)
Preferred membership units redeemed for cash subsidiary	(721,936)	(787,330)
Dividends paid on preferred stock	(1,574,577)	(1,344,870)
Net cash from financing activities	(44,400)	13,361,101

Net decrease in cash	(5,182,151)	(8,576,108)

Cash and cash equivalents-beginning	8,322,114	16,898,222

Cash and cash equivalents-ending	$3,139,963	$8,322,114

See accompanying notes to consolidated financial statements

Legion Capital Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 1: BUSINESS

Legion Capital Corporation was originally incorporated as GreenSky Corporation on August 7, 2015, in Delaware, and merged with Legion Capital Corporation, a Florida Corporation, on January 15, 2016. The Company is an operating company with subsidiaries in the areas of commercial lending, real estate and related services, management, and marketing, closing and title services.

Below is a list of the Company’s operating subsidiaries and activities:

●	Legion Finance, LLC, and Legion Finance II, LLC are subsidiaries that raise funds through bond and preferred stock offerings to fund the Company’s growth. Bond and preferred stock offerings are being conducted pursuant to rules mandated by the Securities and Exchange Commission (SEC) under the Jumpstart of Business Startups Act of 2012, commonly referred to as “Regulation A”.

●	Legion Title, LLC. Legion Title, LLC is a title agency that provides title insurance and closing services for Legion transactions.

●	Legion Funding, LLC. The Company formed Legion Funding, LLC for the purpose of making loans to certain real estate developments.

●	Legion Select Holdings, LLC, was renamed to Legion Select, LLC in 2020. The Company formed Legion Select, LLC for the purpose of investing in commercial loans. Legion Select, LLC was divested in December 2023.

●	Legion 730 Harris Street, LLC. The Company formed Legion 730 Harris Street, LLC to invest in specific real estate projects.

●	Legion Commercial Finance, LLC. The Company formed Legion Commercial Finance, LLC for the purpose of making loans to certain real estate development projects.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements of Legion Capital Corporation and its wholly owned subsidiaries (collectively the “Company”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and the rules of the Securities and Exchange Commission (“SEC”). In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of consolidated financial position presented have been reflected herein.

Principles of Consolidation

For the year ended December 31, 2023, Legion Capital Corporation and its subsidiaries Legion Finance, LLC, Legion Finance II, Legion Funding, LLC, Legion Title, LLC, Legion Select Holdings, LLC (renamed Legion Select, LLC in 2020) divested in 2023, Legion Commercial Finance, LLC, and 730 Harris Street, LLC, have been consolidated for financial statement purposes. All significant intercompany transactions and balances have been eliminated in consolidation.

Reporting Segment

Legion Capital Corporation is a holding company operating in one reportable segment: lending and related services within multiple industries. Every other aspect of the Company’s business is part of that core business.

Cash and Cash Equivalents

For the purposes of the consolidated statements of cash flows, the Company considers all highly liquid investments purchased with a maturity of three (3) months or less to be cash equivalents.

Cash accounts are insured at the Federal Deposit Insurance Corporation limits of $250,000 per bank. At times throughout the year, such bank balances may have exceeded the federally insured limit. As of December 31, 2023, approximately $2,854,247 of cash was not covered by insurance.

Legion Capital Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Business Loans Receivable

In accordance with the guidance of Accounting Standards Codification (ASC) Topic 942, Financial Services - Depository and Lending, the Company reports loans and trade receivables not held for sale on the date of the consolidated financial statements at their outstanding principal balances, reduced by deferred origination and facilities fees and an allowance for loan losses. The allowance for loan losses was $986,481 and $375,751 as of December 31, 2023, and 2022, respectively.

The primary credit quality indicators are paired to changes in overall market/industry valuations as well as changes in more specific pledged collateral valuations to evaluate a performing and non-performing business loans receivable on an individual basis. Most portfolio loans are established with significant amounts of prepaid interest and are 1-2 years in duration. Business loans receivable are considered as non-accrual or past due status on an individual basis. When an asset or investment becomes distressed due to changes in industry valuation, business valuations and ability to generate cash flow or repay debt, each distressed or non-performing asset is evaluated on an individual case by case basis for restructuring and/or liquidation, and at that time an estimated allowance is recorded.

The Company reviews each loan and updates its market analysis, appraisals, and other valuation information and at the end of each accounting period the Company conducts a full review of all loans and their respective valuations internally.

The Company’s policy on nonaccrual loans is as follows: (a) determine whether the principal balance of the loan will not be collectible; (b) if deemed the principal to be collectible (secured by collateral and/or guarantees), then the payment is first applied to late fees and other charges; (c) any amounts in excess of late fees and other charges are then applied to any interest that would be due and any remaining amount is applied to principal; (d) if the loan is deemed to not be collectible, then the payment is applied to principal.

Prior to entering into an agreement to modify any of the Company’s loans, the Company conducts a review and analysis of the current status of the loan and underlying collateral to determine whether such loan should be considered a troubled asset prior to modification. As we are primarily an asset-based lender, the main factor we analyze is the current value of the underlying collateral and whether we still consider the loan to be collectable, in accordance with its terms presently and as modified. As a lender, we consider a modification to be a troubled debt restructuring if a material portion of the original principal of the loan is forgiven.

 Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is recorded using the straight-line method over the estimated useful lives of the related assets, which range from three to seven years. Leasehold improvements are amortized over the shorter of the expected useful lives of the related assets or the lease term.

Investments

The Company acquired two properties in exchange for forgiveness of the outstanding loan balance related to each such property. The properties acquired were measured and recorded at their fair value at the time of acquisition. Management reviewed comparable sales and other market data and factors to determine that the real estate was recorded at its fair value on the date of the acquisition.

Long-Lived Assets

The Company reviews long-lived assets (primarily comprised of property, equipment and leasehold improvements, and assets held for sale) for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability of an asset to be held and used is measured by a comparison of the carrying amount of the asset to future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the asset exceeds the fair value of the asset. As of December 31, 2023, and 2022, the Company did not recognize any impairment on its long-lived assets.

Legion Capital Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition

The Company derives its revenue primarily from secured lending to real estate developers and builders, business owners and entrepreneurs in select industries. The main sources of revenue are facility fees, due diligence fees, interest income, origination fees and advisory fees.

The Company recognizes revenue from the loan business in accordance with ASC 310-20 Receivables-Nonrefundable Fees and Other Costs. The Company includes facility fees, origination fees and due diligence fees as part of interest income and those fees are recognized and amortized over the life of the loan.

Interest income revenue including facility fees, origination fees and due diligences fees are outside the scope of ASC 606. The contracts are valued at a fixed price at inception and do not include any variable consideration or financing components in the normal course of business. In applying judgment, the Company considers customer expectations of performance materiality and the core principles of ASC Topic 606, Revenue from Contracts with Customers.

The Company recognizes revenue from advisory fees under ASC 606 Revenue from Contracts with Customers - Topic 606. The Company recognizes advisory fee revenue at a point in time. The Company generally invoices customers for advisory fees at such times as the right to consideration becomes unconditional and the Company has no remaining performance obligations associated therewith.

Fair Value of Financial Instruments

ASC 825, Disclosure about Fair Value of Financial Instruments, requires disclosure of the fair value of financial instruments when it is practical to estimate. Management believes the carrying values of cash and cash equivalents, accounts receivable, business loans receivable, investments, assets held for sale, accounts payable, accrued expenses and notes payable are reasonable estimates of their fair value because of their short-term nature and interest rates.

Leases

The Company accounts for leases based on ASU 2016-02, “Leases” (Topic 842). Based on this standard, the Company determines if an agreement is a lease at inception. Operating leases are included in operating lease – right of use, current portion of operating lease liability, and operating lease liability, less current portion in the Company’s consolidated balance sheets.

As permitted under ASU 2016-02, the Company has made an accounting policy election not to apply the recognition provisions of ASU 2016-02 to short term leases (leases with a lease term 12 months or less that do not include an option to purchase the underlying asset that the lessee is reasonably certain to exercise); instead, the Company will recognize the lease payments for short term leases on a straight-line basis over the lease term.

Equity-Based Compensation

The Company accounts for equity instruments issued to employees in accordance with the provisions of ASC 718, Stock Compensation. The computation of the expense associated with stock-based compensation requires the use of a valuation model. The FASB issued accounting guidance requires significant judgment and the use of estimates, particularly surrounding Black-Scholes assumptions such as stock price volatility, expected option lives, and expected option forfeiture rates, to value equity-based compensation. The Company currently uses a Black-Scholes option pricing model to calculate the fair value of the stock options. The Company primarily uses historical data to determine the assumptions to be used in the Black-Scholes model and has no reason to believe that future data is likely to differ materially from historical data. However, changes in the assumptions to reflect future stock price volatility and future stock award exercise experience could result in a change in the assumptions used to value awards in the future. This accounting guidance requires the recognition of the fair value of stock compensation in net income. Although every effort is made to ensure the accuracy of the Company’s estimates and assumptions, significant unanticipated changes in those estimates, interpretations and assumptions may result in recording stock compensation expense that may materially impact the financial statements for each respective reporting period.

Legion Capital Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company accounts for income taxes under the provisions of ASC 740, Accounting for Income Taxes, which requires a company to first determine whether it is more likely than not (which is defined as a likelihood of more than fifty percent) that a tax position will be sustained based on its technical merits as of the reporting date, assuming that taxing authorities will examine the position and have full knowledge of all relevant information. A tax position that meets this more likely than not threshold is then measured and recognized at the largest amount of benefit that is greater than fifty percent likely to be realized upon effective settlement with a taxing authority.

Deferred income taxes are recognized for the tax consequences related to temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for tax purposes at each year end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Deferred income taxes are also recognized for carry-forward losses which can be utilized to offset future taxable income. A valuation allowance is recognized when, based on the weight of all available evidence, it is considered more likely than not that all, or some portion, of the net deferred tax assets will not be realized. The Company evaluates its valuation allowance requirements based on projected future operations. When circumstances change and cause a change in management’s judgment about the recoverability of deferred tax assets, the impact of the change on the valuation is reflected in current income. Income tax expense is comprised of the sum of current income tax plus the change in deferred tax assets and liabilities.

Discontinued Operations

ASC 205-20-50-5B requires the Company to present in the statement of cash flows or disclose in a footnote total operating and investing cash flows for discontinued operations, or depreciation, amortization, capital expenditures, and significant noncash operating and investing activities related to the discontinued operations. Additionally, the Company presents separately the income and expense of the discontinued operation on the Consolidated Statement of Operations and identifies the change in equity as a component of the Consolidated Statement of Changes in Shareholders’ Equity.

Earnings Per Share

Basic earnings (loss) per common share is computed based on the weighted average number of shares of all classes of common stock outstanding during the period. Diluted earnings per common share is computed based on the weighted average number of common shares outstanding during the period increased by the dilutive common stock equivalents. Dilutive common stock equivalents are defined as the number of common stock shares that can potentially be purchased by exercising vested common stock options; the option to buy the stock at a pre-defined purchase price. When the Company has a net loss, dilutive common stock equivalents are not included as they would be anti-dilutive.

Bond – issuance costs

Debt issuance costs are presented as a contra-liability within Notes payable, less current portion on the consolidated balance sheets. Debt issuance costs are amortized using the straight-line method over the term on the notes (ranging from 1 to 5 years) and are included as interest expense in the accompanying consolidated statement of operations.

Reclassifications

The Company has reclassified certain prior period amounts in the consolidated financial statements to conform to the current period presentation.

Legion Capital Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recently Issued Accounting Pronouncements

On January 1, 2023, the Company adopted ASU 2016-13 Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (ASC 326). This standard replaced the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (“CECL”) methodology. CECL requires an estimate of credit losses for the remaining estimated life of the financial asset using historical experience, current conditions, and reasonable and supportable forecasts and generally applies to financial assets measured at amortized cost, including loan receivables and held-to-maturity debt securities, and some off-balance sheet credit exposures such as unfunded commitments to extend credit. Financial assets measured at amortized cost will be presented at the net amount expected to be collected by using an allowance for credit losses.

In addition, CECL made changes to the accounting for available for sale debt securities. One such change is to require credit losses to be presented as an allowance rather than as a write-down on available for sale debt securities if management does not intend to sell and does not believe that it is more likely than not, they will be required to sell. The Company adopted ASC 326 and all related subsequent amendments thereto effective January 1, 2023, using the modified retrospective approach for all financial assets measured at amortized cost and off-balance sheet credit exposures. No transition adjustment is necessary; results for reporting periods beginning after January 1, 2023, are presented under CECL while prior period amounts continue to be reported in accordance with previously applicable accounting standards (“Incurred Loss”).

The Company elected not to measure an allowance for credit losses for accrued interest receivable and instead elected to reverse interest income on loans or securities that are placed on nonaccrual status, which is generally when the instrument is 90 days past due, and the Company believes the collection of interest is doubtful. The Company has concluded that this policy results in the timely reversal of uncollectible interest.

NOTE 3: LIQUIDITY

The Company has achieved positive cash flow from operations in both 2023 and 2022. Since inception, the Company’s operations have been funded, in part, through repayment of principal on outstanding Business Loans, as well as equity and debt financing. As of December 31, 2023, the Company had approximately $3,140,000 of unrestricted cash. The Company continues to experience repayment of principal as its Business Loans monetize and mature and continues to obtain debt and equity financing, while trying to grow the portfolio of notes receivable and therefore believes that, as a result, it currently has sufficient cash, anticipated financing, and projected income to meet its operating and funding requirements over the next year. In an effort to provide a more efficient cash flow the Company plans to seek additional funding through a bank credit facility, public or private offerings, or private equity. There can be no assurance as to the availability, if any, or terms upon which such financing and capital might be available in the future.

NOTE 4: BUSINESS LOANS RECEIVABLE

Business loans receivable of $52,712,987 are secured, along with annual interest at rates from 6% to 12%., with maturity dates through December 31, 2026. The Company reserves the right to charge up to a 25% default rate for loans not in compliance with lending terms. The balance of the allowance for credit losses as of December 31, 2023, and 2022 was $986,481 and $375,751 respectively. Deferred interest and origination fees were $0 and $12,503 for the years ended December 31, 2023, and 2022, respectively. The following table summarizes the maturity dates:

	December 31, 2023	December 31, 2022
Business loans receivable due current portion	$43,888,973	$47,454,897
Business loans receivable due long term	8,824,014	-
Gross business loans receivable	52,712,987	47,454,897
Less deferred interest and origination fees	-	(12,003)
Less allowance for credit losses	(986,481)	(375,751)
	$51,726,506	$47,067,143

Legion Capital Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 4: BUSINESS LOANS RECEIVABLE (CONTINUED)

Loans

The following is a summary of the major categories of total loans outstanding as of December 31, 2023, and December 31, 2022:

	December 31, 2023	December 31, 2022
Real estate	$43,853,973	$38,455,352
Working capital	35,000	35,000
Funds	8,824,014	8,964,545

Total loans	$52,712,987	$47,454,897

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at amortized cost. Amortized cost is the principal balance outstanding, net of purchase premiums and discounts and deferred fees and costs. Accrued interest receivable related to loans totaled $3,807,989 and $2,665,488 on December 31, 2023, and December 31, 2022, respectively and was reported in accrued interest receivable on the consolidated balance sheets. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized in interest income using methods that approximate a level yield without anticipating prepayments.

The accrual of interest is generally discontinued when a loan becomes 90 days past due, is not well collateralized and is in the process of collection, or when management believes, after considering economic and business conditions and collection efforts, that the principal or interest will not be collectible in the normal course of business. Past due status is based on contractual terms of the loan. A loan is considered to be past due when a scheduled payment has not been received 30 days after the contractual due date.

All accrued interest is reversed against interest income when a loan is placed on nonaccrual status and interest is deemed not collectable. If a loan is well capitalized and management believes accrued interest is recoverable, the loan will not be placed on nonaccrual status regardless of the number of days past due. Interest received on non-accruing loans is accounted for using the cost-recovery method, until qualifying for return to accrual. Under the cost-recovery method, interest income is not recognized until the past due loan balance is reduced to zero, including fees incurred. Loans are returned to accrual status when all the principal, interest and fee amounts contractually due are brought current and future payments are reasonably assured.

Credit Quality Indicators

The Company is a specialized lender focusing on land development projects. When considering credit facilities the company evaluates risks associated with this type of lending:

1.	Entitlement risk – risk the land being developed is in an area that requirements for entitlement will be met by the developer such as municipality approvals, environmental factors, engineering probabilities, zoning restrictions, etc.

2.	Developmental risk – risk associated with the costs of the project, existing infrastructure, additional required infrastructure, timing, developers’ reputation, revenue as units monetize, etc.

3.	Marketing risk – risk associated with consumer demand, location, interest rates, economic factors (local, regional and national), etc.

Legion Capital Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 4: BUSINESS LOANS RECEIVABLE (CONTINUED)

On an ongoing basis during the life cycle of the loan facility, management reviews these risks and evaluates whether the project is meeting expectations determined at the inception of the loan facility. Upon evaluation, the Company assigns a grade to the loan facility. The grades are:

●	Pass – no issues with the project and the loan facility remains on schedule and the developer is meeting management’s expectations

●	Special mention – management determines project is not meeting expectations and engages with the developer to define a plan that ensures the success of the project

●	Classified – management determines the project has encountered issues and could potentially fail and has elected to take control of the project via legal means

Allowance for Credit Losses – Loans

The allowance for credit losses is a valuation account that is deducted from the loans' amortized cost basis to present the net amount expected to be collected on the loans. Loans are charged off against the allowance when management believes the non-collectability of a loan balance is confirmed. Expected recoveries do not exceed the aggregate of amounts previously charged off and expected to be charged off. Accrued interest receivable is excluded from the estimate of credit losses.

The allowance for credit losses represents management’s estimate of lifetime credit losses inherent in loans as of the balance sheet date. The allowance for credit losses is estimated by management using relevant available information, from both internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts.

The Company, due to the size of its loan portfolio (less than 12 loans), measures expected credit losses for loans case by case. The Company evaluates each loan relationship on a collateral basis, examining valuations of secured interests, lien position of those interests as well as market conditions for the liquidation of such collateral. Factors taken into consideration include:

1.	Historical analysis of previous market values on previous sales of similar collateral in the prior 12 months

2.	Current supply and demand for said collateral within the defined marketplace (i.e. land development loans within defined marketplace). Additional considerations related to current conditions:

a.	Time estimates to bring collateral to market

b.	Additional investment required to maximize liquidation value

c.	Human resources needed to monitor the successful liquidation of said collateral

d.	Current economic issues related to the marketplace where collateral is held

3.	Future economic outlook related to its specific effect on the collateral in question (i.e. inflation and interest) rates on land development projects, travel demand on airplanes, money supply and economic growth for leisure related collateral).

The Company believes its loan portfolio contains minimal risk and remains insulated from significant risk with the lending policies in place at the Company. The Company believes the following guidelines within its lending policies support a position of limited risk:

1.	Maturity terms are limited to less than 12 months

2.	Loan-to-value ratios are maintained significantly below marketplace

3.	Collateral valuations are performed by independent third parties

4.	Loan relationships are cultivated in viable economic demographics

5.	Collateral is actively monitored by the lending department

The Company believes there are no changes in the factors or changes in policy that would affect allowance valuations compared to prior periods. The Company has maintained and intends to maintain current evaluation practices that fall within ASC 326.

Legion Capital Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 4: BUSINESS LOANS RECEIVABLE (CONTINUED)

The allowance for credit losses calculation will continue to include subjective adjustments for qualitative risk factors that are likely to cause estimated credit losses to differ from historical experience. These qualitative adjustments may increase or reduce reserve levels and include adjustments for lending management experience and risk tolerance, loan review and audit results, asset quality and portfolio trends, loan portfolio growth, industry concentrations, trends in underlying collateral, external factors and economic conditions not already captured.

The Company does not allocate an allowance for credit losses related to unfunded commitments which are for credit losses on off-balance sheet credit exposures. Unfunded, commitments to lending relationships such as future draw downs on a loan or line of credit are unconditionally cancelable.

Delinquency Disclosures

The following table presents an analysis of past-due loans as of December 31, 2023:

	Loans 30-59 Days Past Due	Loans 60-89 Days Past Due	90 Days or More Past Due and Still Accruing	Nonaccrual Loans	Current Loans	Total Loans
Real estate	$-	$-	$8,000,000	$-	$35,853,973	$43,853,973
Working capital	-	-	35,000	-	-	35,000
Funds	-	-	-	-	8,824,014	8,824,014
Total loans	$-	$-	$8,035,000	$-	$44,677,987	$52,712,987

The following table presents an analysis of past-due loans as of December 31, 2022:

	Loans 30-59 Days Past Due	Loans 60-89 Days Past Due	90 Days or More Past Due and Still Accruing	Nonaccrual Loans	Current Loans	Total Loans
Funds	$-	$-	$1,545,751	$-	$7,418,794	$8,964,545
Working capital	-	-	-	-	35,000	35,000
Real estate	-	-	-	-	38,455,352	38,455,352
Total loans	$-	$-	$1,545,751	$-	$45,909,146	$47,454,897

Legion Capital Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 4: BUSINESS LOANS RECEIVABLE (CONTINUED)

The following table presents the Company’s recorded investment in loans by credit quality indicators by year of origination as of December 31, 2023:

	Term Loans by Year of Origination
	2023	2022	2021	2020	2019	Prior	Total
Real estate
Pass	$-	$20,966,318	$3,827,965	$-	$-	$3,059,690	$27,853,973
Special Mention	-	-	-	-	-	8,000,000	8,000,000
Classified	-	-	-	-	-	-	-
Total real estate loans	$-	$20,966,318	$3,827,965	$-	$-	$11,059,690	$35,853,973

Current period write-offs	$-	$-	$-	$2,493,949	$-	$-	$-

Working capital
Pass	$-	$-	$-	$-	$-	$-	$-
Special Mention	-	-	-	8,000,000	-	35,000	8,035,000
Classified	-	-	-	-	-	-	-
Total working capital loans	$-	$-	$-	$8,000,000	$-	$35,000	$8,035,000

Current period write-offs	$-	$-	$-	$-	$-	$-	$-

Funds
Pass	$8,824,014	$-	$-	$-	$-	$-	$8,824,014
Special Mention	-	-	-	-	-	-	-
Classified	-	-	-	-	-	-	-
Total funds loans	$8,824,014	$-	$-	$-	$-	$-	$8,824,014

Current period write-offs	$-	$-	$-	$-	$-	$-	$-

Legion Capital Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 4: BUSINESS LOANS RECEIVABLE (CONTINUED)

The following table presents the Company’s credit quality indicators as of December 31, 2023:

	Pass	Special Mention	Classified	Total
Real estate	$27,853.973	$8,000,000	-	$35,853,973
Working capital	8,035,000	35,000	-	8,035,000
Funds	8,824,014	-	-	8,824,014

Total loans	$44,677,987	$8,035,000	-	$52.712,987

The following table presents the Company’s recorded investment in loans by credit quality indicators as of December 31, 2022:

	Pass	Special Mention	Classified	Total
Real estate	$35,455,352	$-	-	$35,455,352
Working capital	3,035,000	-	-	3,035,000
Funds	7,418,794	1,545,751	-	8,964,545

Total loans	$45,909,146	$1,545,751	-	$47,454,897

Nonaccrual Disclosures

The Company does not have any nonaccrual loans as of December 31, 2023.

Collateral Dependent Disclosures

The Company has certain loans for which repayment is dependent upon the operation or sale of collateral, as the borrower is experiencing financial difficulty. The underlying collateral can vary based upon the type of loan. The following provides more detail about the types of collateral that secure collateral dependent loans:

-	Real estate loans can be secured by either owner occupied commercial real estate or non-owner-occupied investment commercial real estate. Typically, owner occupied commercial real estate loans are secured by office buildings, warehouses, manufacturing facilities and other commercial and industrial properties occupied by operating companies. Non-owner occupied commercial real estate loans are generally secured by office buildings and complexes, retail facilities, multifamily complexes, land under development, industrial properties, as well as other commercial or industrial real estate.

-	Working capital loans are generally secured by business assets that provide sufficient valuation to support the lending relationship. Examples of these collaterals are stock options, equipment, savings accounts, business equipment which normally have a lien placed on the collateral with the Company filing a UCC.

-	Funds Loans can be secured with assets owned by a fund or trust account with valuations that support the loan. Typically, these types of loans require the fund manager to pledge the collateral of the fund to the Company with secured interest requiring the Company to approve any sale or liquidation of assets owned by the fund. Examples of collateral securing these types of loans are commercial real estate, sales agreements, business assets, planes, boats, and residential real estate.

Legion Capital Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 4: BUSINESS LOANS RECEIVABLE (CONTINUED)

The following table details the amortized cost of collateral dependent loans:

As of December 31, 2023
Real estate	$8,000,000
Working capital	-
Funds	-

Total loans	$8,000,000

Allowance for Credit Losses Rollforward

The following table summarizes the activity related to the allowance for credit losses for the year ending December 31, 2023, under the CECL methodology.

	Real Estate	Working Capital	Funds	Total loans
Balance, December 31, 2022	$-	$-	$(375,751)	$(375,751)
Adjustments discontinued operations			375,751	375,751
Adjustments to allowance for adoption of ASU 2016-15	-	-	-	-
Charge-offs	-	-	-	-
Recoveries	-	(10,274)	-	(10,274)
Provision for credit losses	-	-	(976,207)	(976,207)
Balance, December 31, 2023	$-	$(10,274)	$(976,207)	$(986,481)

Impaired Loan Disclosures (Prior Periods)

Prior to the adoption of ASU 2016-13, loans were considered impaired when, based on current information and events, it was probable the Company would be unable to collect all amounts due in accordance with the original contractual terms of the loan agreements. Impaired loans include loans on nonaccrual status and accruing troubled debt restructurings. When determining if the Company would be unable to collect all principal and interest payments due in accordance with the contractual terms of the loan agreement, the Company considered the borrower’s capacity to pay, which included such factors as the borrower’s current financial statements, an analysis of global cash flow sufficient to pay all debt obligations and an evaluation of secondary sources of repayment, such as guarantor support and collateral value. The Company individually assessed for impairment all nonaccrual loans greater than $0 and all troubled debt restructurings greater than $0 (including all troubled debt restructurings, whether or not currently classified as such). The tables below include all loans deemed impaired, whether or not individually assessed for impairment. If a loan was deemed impaired, a specific valuation allowance was allocated, if necessary, so that the loan was reported net, at the present value of estimated future cash flows using the loan’s existing rate or at the fair value of collateral if repayment was expected solely from the collateral. Interest payments on impaired loans were typically applied to the principal unless collectability of the principal amount was reasonably assured, in which case interest was recognized on a cash basis.

Legion Capital Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 4: BUSINESS LOANS RECEIVABLE (CONTINUED)

The following table presents loans individually evaluated for impairment by class of loans, as of December 31, 2022:

	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment
Impaired loans with no related allowance recorded:
Real estate	$-	$-	$-	$-
Working capital	-	-	-	-
Funds	-	-	-	-
Total impaired loans with no allowance	$-	$-	$-	$-

impaired loans with an allowance recorded:
Real estate	$-	$-	$-	$-
Working capital	-	-	-	-
Funds	1,545,751	1,545,751	375,751	1,545,751
Total impaired loans with allowance	$1,545,751	$1,545,751	$375,751	$1,545,751

The following table presents information related to the average recorded investment and interest income recognized on impaired loans, excluding PCI loans, for the year ended December 31, 2022:

	Average Recorded Investment	Interest Income Recorded
Impaired loans with no related allowance recorded:
Real estate	$-	$-
Working capital	-	-
Funds	1,545,751	-
Total impaired loans with no allowance	$1,545,751	$-

Impaired loans with an allowance recorded:
Real estate	-	-
Working capital	-	-
Funds	-	-
Total impaired loans with allowance	$-	$-

Modifications Made to Borrowers Experiencing Financial Difficulty

The allowance for credit losses incorporates an estimate of lifetime expected credit losses and is recorded on each asset upon asset origination or acquisition. The starting point for the estimate of the allowance for credit losses is historical loss information, which includes losses from modifications of receivables to borrowers experiencing financial difficulty. The Company uses a probability of default/loss given default model to determine the allowance for credit losses. An assessment of whether a borrower is experiencing financial difficulty is made on the date of a modification. Because the effect of most modifications made to borrowers experiencing financial difficulty is already included in the allowance for credit losses because of the measurement methodologies used to estimate the allowance, a change to the allowance for credit losses is generally not recorded upon modification. Occasionally, the Company modifies loans by providing principal forgiveness on certain of its real estate loans. When principal forgiveness is provided, the amortized cost basis of the asset is written off against the allowance for credit losses. The amount of the principal forgiveness is deemed to be uncollectible; therefore, that portion of the loan is written off, resulting in a reduction of the amortized cost basis and a corresponding adjustment to the allowance for credit losses.

Legion Capital Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 4: BUSINESS LOANS RECEIVABLE (CONTINUED)

In some cases, the Company will modify a certain loan by providing multiple types of concessions. Typically, one type of concession, such as a term extension, is granted initially. If the borrower continues to experience financial difficulty, another concession, such as principal forgiveness, may be granted. For the real estate loans included in the “combination” columns below, multiple types of modifications have been made on the same loan within the current reporting period. The combination is at least two of the following: a term extension, principal forgiveness, and interest rate reduction.

The Company has not granted any modifications during the past 12 months related to borrowers experiencing financial difficulty.

Upon the Company's determination that a modified loan (or portion of a loan) has subsequently been deemed uncollectible, the loan (or a portion of the loan) is written off. Therefore, the amortized cost basis of the loan is reduced by the uncollectible amount and the allowance for credit losses is adjusted by the same amount.

The Company has not granted any modifications during the past 12 months and has not written down or reduced principal in any of the Company’s portfolio loans.

Unfunded Commitments

The Company does not allocate an allowance for credit losses related to unfunded commitments which are for credit losses on off-balance sheet credit exposures. Unfunded, commitments to lending relationships such as future draw downs on a loan or line of credit are unconditionally cancelable.

In accordance with the guidance of Accounting Standards Codification (ASC) Topic 942, Financial Services - Depository and Lending, the Company reports loans and trade receivables not held for sale on the date of the consolidated financial statements at their outstanding principal balances, reduced by deferred origination and facilities fees and an allowance for loan losses. The allowance for loan losses was $986,481 and $375,751 as of December 31, 2023, and 2022, respectively.

The primary credit quality indicators are paired to changes in overall market/industry valuations as well as changes in more specific pledged collateral valuations to evaluate a performing and non-performing business loans receivable on an individual basis. Most portfolio loans are established with significant amounts of prepaid interest and are 1-2 years in duration. Business loans receivable are considered as non-accrual or past due status on an individual basis. When an asset or investment becomes distressed due to changes in industry valuation, business valuations and ability to generate cash flow or repay debt, each distressed or non-performing asset is evaluated on an individual case by case basis for restructuring and/or liquidation, and at that time an estimated allowance is recorded.

The Company reviews each loan and updates its market analysis, appraisals, and other valuation information and at the end of each accounting period the Company conducts a full review of all loans and their respective valuations internally.

The Company’s policy on nonaccrual loans is as follows: (a) determine whether the principal balance of the loan will not be collectible; (b) if deemed the principal to be collectible (secured by collateral and/or guarantees), then the payment is first applied to late fees and other charges; (c) any amounts in excess of late fees and other charges are then applied to any interest that would be due and any remaining amount is applied to principal; (d) if the loan is deemed to not be collectible, then the payment is applied to principal.

Prior to entering into an agreement to modify any of the Company’s loans, the Company conducts a review and analysis of the current status of the loan and underlying collateral to determine whether such loan should be considered a troubled asset prior to modification. As we are primarily an asset-based lender, the main factor we analyze is the current value of the underlying collateral and whether we still consider the loan to be collectable, in accordance with its terms presently and as modified. As a lender, we consider a modification to be a troubled debt restructuring if a material portion of the original principal of the loan is forgiven.

Legion Capital Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 5: PROPERTY AND EQUIPMENT

The major classifications of property and equipment are summarized as follows:

	December 31,	December 31,
	2023	2022
Property and equipment	$156,380	$156,380
Less accumulated depreciation	(81,516)	(35,664)

Property and equipment, net	$74,864	$120,716

Depreciation expenses for the years ended December 31, 2023, and 2022, was $45,852 and $14,832, respectively.

NOTE 6: ASSET HELD FOR SALE

In January 2019, the Company acquired a 2-acre parcel of commercial property in the Lake Nona area of Orlando, Florida, for the purchase price of $360,000. The Company, through a subsidiary, Legion Ajay, LLC, owned 51% of that property, In June 2022, the Company sold the property to a third party. The Company settled on a final sales price of $1,750,000 recognizing a gain on the sale of the property of $577,699 during the year ended 2022.

NOTE 7: INVESTMENTS

During 2019, the Company took ownership of a commercial property on which it had an outstanding business loan receivable. The property is located in Sandersville, Georgia and has been recorded as an investment at the outstanding loan balance of $137,679. It is the Company’s intention to evaluate the strategic benefit of holding this property as an investment or reclassifying the property as an Asset held for Sale, potentially listing the property with a real estate agent. It is anticipated this evaluation will happen in 2024.

NOTE 8: NOTES PAYABLE

Unsecured notes

As of December 31, 2023, and 2022, the Company had unsecured notes payable in the aggregate amount of $6,431,243 and $4,944,892 with interest at 7% to 12%, per annum for a period of 6 to 60 months.

Secured notes

As of December 31, 2023, and 2022, the Company had secured notes payable in the aggregate amount of $5,444,500 and $5,529,500, respectively, with interest at 8.0% to 12%, per annum for a period of 6 to 60 months. The outstanding secured notes payable are always 100% collateralized by business assets and loans receivable.

Bonds

During 2020, the Company was approved by the SEC to issue bonds in one-, two, three- and five-year terms. As of December 31, 2023, the Company had issued bonds in the amount of $33,126,296 with unamortized bond issuance costs of $2,321,347 for net balance of $30,804,949. The Bonds are secured by real estate loans and cash at December 31, 2023.

Amortization expenses of bond issuance costs were $1,318,552 and $1,445,984 for the year ended December 31, 2023, and 2022, respectively.

The estimated weighted average interest rate for the Company’s notes payable, broken down by current and long-term portion is:

Current Portion 2022: 5.31%

Long Term Portion 2022: 6.71%

Current Portion 2023: 6.60%

Long Term Portion 2023: 7.26%

Legion Capital Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 8: NOTES PAYABLE (CONTINUED)

	Year ended December 31
	2023	2022
Unsecured notes	$6,431,243	$4,944,892
Secured notes	5,444,500	5,529,500
Bonds	33,126,296	33,293,907
	45,002,039	43,768,299
Less unamortized bond issuance costs	(2,321,347)	(2,975,366)
Notes payable	$42,680,692	$40,792,933

The aggregate maturity on the notes payable as of December 31, 2023, are as follows:

2024	$25,998,128
2025	11,389,056
2026	6,668,355
2027	177,500
2028	609,000
2029 and beyond	160,000
45,002,039
Less current portion	(25,998,128)
Less unamortized bond issuance costs	(2,321,347)
Notes payable, long-term portion, net	$16,682,564

For the years ended December 31, 2023, and 2022, total interest expense on these notes payable was $2,769,943 and $3,837,839, respectively; 2023 and 2022 includes $205,965 and $4,167, respectively in amortization of debt discount.

NOTE 9: SHAREHOLDERS’ EQUITY

Noncontrolling Interest

Non-controlling interest represents preferred membership units of Finance prior to December 31, 2020, issued by a subsidiary in the amount of $6,573,783. The noncontrolling interests are presented as a component of equity and the proportionate share of net income (loss) attributed to the noncontrolling interests is recorded in the results of operations for 2022. During 2023 and 2022 the Company returned $721,936 and $787,330 respectively in principal to the preferred shareholders resulting in a non-controlling preferred share balance amount of $3,541,399 at December 29, 2023 and $4,263,335 at December 31, 2022. On December 31, 2023, the Company divested from the membership units and as a result, no longer has $3,541,399 non-controlling preferred shares as a component of equity.

Series A Redeemable Preferred Membership Units

The Company made available 30,000 Series A Redeemable Preferred Membership Units with a stated value of $1,000 per share. The shares are not certificated and rank senior to any issued or unissued common stock or memberships units of Finance with respect to payment of dividends and distribution of amounts upon liquidation, dissolution or winding up. Holders of the series A Redeemable Preferred Membership units have no voting rights. As of December 31, 2023, the company had issued 22,674 membership units in the amount of $22,673,709.

Legion Capital Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 10: STOCK OPTIONS

In November 2017, the Company granted 3 million stock options that expire on December 27, 2027 to BGA Holdings, LLC (BGA)(managed by Joseph B. Hilton). 2 million of these options were immediately vested with the remaining 1 million not being vested until and unless a 3 year employment agreement is entered into by Mr. Hilton. The options have a strike price and term as follows:

Option 1: 500,000 at $1.75 per share, not vested, 10 year term

Option 2: 500,000 at $1.25 per share, not vested, 10 year term

Option 3: 2,000,000 at $1.00 per share, fully vested, 10 year term

The weighted-average grant-date fair value of options granted during the year ended December 31, 2017 was $0.94. The options to Mr. Hilton’s company were issued in consideration of cancellation of 2 million shares previously agreed to be issued to Mr. Hilton’s company.

On June 27, 2018, the Company entered into a “Purchase of Stock Options and Lock Up Agreement” with BGA, in which the Company repurchased 496,333 shares of Option #3 above for $100,000. As consideration for the repurchase, a 5-year lock up period was added to the remaining shares of Option #3, and all shares of Options 1 & 2. The lock up period commenced December 27, 2017, and expires December 26, 2022, and BGA may not sell the remaining options or the shares underlying the options earlier than June 30, 2023. However, if certain conditions are not met by the Company, up to 5% of the options held by BGA may be sold in any 12-month period, subsequent to December 27, 2020.

The fair value of the Company’s common stock option grants is estimated using a Black-Scholes option pricing model, which uses certain assumptions related to risk-free interest rates, expected volatility, expected life of the common stock options, and future dividends. Compensation expense is recorded based upon the value derived from the Black-Scholes option pricing model and based on actual experience. The assumptions used in the Black-Scholes option pricing model could materially affect compensation expense recorded in future periods.

The following range of assumptions in the Black-Scholes option pricing model was used to determine fair value of the options issued in November of 2017 and on June 27, 2018:

Expected Dividend Yield—The Company has never paid dividends and does not expect to pay dividends.

Risk-Free Interest Rate—The risk-free interest rate was based on the market yield currently available on United States Treasury securities with maturities approximately equal to the option’s expected term.

Expected Term—Expected term represents the period that the Company’s stock-based awards are expected to be outstanding. The Company’s assumptions about the expected term have been based on those of companies that have a similar industry, life cycle, revenue, and market capitalization and the historical data on employee exercises.

Expected Volatility—The expected volatility is based on the historical stock volatilities of several of the Company’s publicly listed comparable companies over a period equal to the expected terms of the options, as the Company does not have a long trading history.

Forfeiture Rate—The Company has not experienced significant forfeiture activity on stock options. The Company determines the expected forfeiture rate of its stock option awards issued using the simplified method. The simplified method assumes each vesting tranche of the award has a term equal to the midpoint between when the award vests and when the award expires.

Each of the inputs discussed above is subjective and generally requires significant management judgment. The Company utilized the following inputs to calculate its options as of December 31, 2017, and June 27, 2018:

	Grant	Modification
	Date	Date
Volatility:	43%	35%
Expected terms (in years):	10	10
Risk free rate:	2.42%	2.83%

Legion Capital Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 10: STOCK OPTIONS (CONTINUED)

A summary of the option activity as of December 31, 2023, is presented below:

	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term
Outstanding at December 31, 2022	2,503,067	$1.25	5 years
Vested at December 31, 2022	1,503,067	$1.25	5 years
Non-vested at December 31, 2022	1,000,000	$1.25	5 years
Outstanding at December 31, 2023	2,503,067	$1.25	4 years
Non-vested at December 31, 2023	1,000,000	$1.25	4 years
Vested at December 31, 2023	1,503,067	$1.25	4 years

Total stock compensation expense for the year ended December 31, 2023, and 2022 was $-0-.

NOTE 11: INCOME TAXES

The Company did not provide any Federal income tax for the years ended December 31, 2023, and 2022, due to the Company’s net loss carryforward. The Company did pay $13,875 and $1,685 in income tax for the year ended December 31, 2023, and 2022 respectively.

Deferred tax assets and liabilities reflect the effects of tax losses, credits, and the future income tax effects of temporary differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases and are measured using enacted tax rates that apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Future taxable income is expected to be subject to a federal tax rate of 21% and a state tax rate of 5.5%.

The following table reconciles the U.S. statutory rates to the Company’s effective tax rate for the years ended December 31, 2023, and 2022:

	Year ended December 31
	2023	2022
Federal statutory rate	21.0%	21.0%
State statutory rate	5.5%	5.5%
Valuation allowance	(26.5)%	(26.5)%
Effective tax rate	0.0%	(0.0)%

As of December 31, 2023, and 2022, the Company had a deferred tax asset in the amount of $420,045 and $1,429,845 respectively. The Company had a valuation allowance of $562,057 and $1,429,845 as of December 31, 2023, and 2022, respectively. The valuation allowance decreased by $867,788 and decreased by $1,024,503 during the years ended December 31, 2023, and 2022, respectively. The Company believes that such assets did not meet the more likely than not criteria to be recoverable through projected future profitable operations in the foreseeable future.

	December 31, 2023	December 31, 2022
Deferred taxes consist of:
Net operating loss deferred tax carryforward	$2,392,128	$1,514,659
Allowance for doubtful accounts	256,742	95,065
Cash basis tax adjustments	(2,086,813)	(10,251)
Subtotal	562,057	1,429,845
Valuation allowance	(562,057)	(1,429,845)
Net deferred taxes	$-	$-

Legion Capital Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 11: INCOME TAXES (CONTINUED)

The Company’s net operating loss carry forward for income tax purposes as of December 31, 2023, was approximately $2,002,212 and may be offset against future taxable income. Current tax laws limit the amount of loss available to be offset against future taxable income when a substantial change in ownership occurs. Therefore, the amount available to offset future taxable income may be limited. Had the Company not utilized the net operating loss carryforward, the company would have paid an estimated federal income tax of $542,229 and $318,492 for the years ended December 31, 2023, and December 31, 2022, respectively.

NOTE 12: RELATED PARTY TRANSACTIONS

In 2019, Alpine Funding, LLC, a company owned by James Byrd and Douglas Hackett, made a $150,000 loan to Legion Capital to participate as a co-lender in one of the Company’s mortgage loans. The loan was for 12 months with interest at 12% per annum and monthly payments of interest only; the loan was repaid in July 2022. Interest paid during the year ended December 31, 2022, was $4,087.

The Company sold a parcel of real estate in 2022, referenced in Note 6: ASSET HELD FOR SALE, and paid a commission on the transaction to Paul Carrazzone, President and Chief Executive Officer, in the amount of approximately $170,000.

The Company pays fees in lieu of salary for services provided by officers of the Company for management, marketing, and legal services. The services are provided to the Company by officer owned/affiliated companies and billed by the officer owned/affiliated companies. Fees paid to officers during the years ended December 31:

	2023	2022
Paul Carrazone	$200,000	$174,000
Douglas Hackett	190,100	125,000
James Byrd	31,000	232,000

Additionally, Legion Capital Partners owns and controls 60% of the common shares of the Company. Legion Capital Partners is 100 % owned by Paul Carrazzone (50%) and Douglas Hackett (50%).

NOTE 13: COMMITMENTS AND CONTINGENCIES

Legal Proceedings

The Company is not presently a party to any legal proceedings the resolution of which the Company believes would have a material adverse effect on its business, financial condition, operating results, or cash flows. However, legal proceedings are subject to inherent uncertainties, and an unfavorable outcome could include monetary damages, and excessive verdicts can result from litigation, and as such, could result in a material adverse impact on its business, financial position, results of operations, and /or cash flows.

Legion Capital Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 14: CLIENT CONCENRATIONS

One lending relationship accounted for approximately 33% of the Company’s outstanding loans on December 31, 2023. The lending relationship had an outstanding balance on December 31, 2023, of $17,500,000 secured by real estate. The Company’s lending policy is to maintain a 50% loan to value ratio at all times; meaning the outstanding principal to any singular borrower will not exceed 50% of the real estate value securing the loan. This customer was in full compliance with the Company’s lending policy during 2023.

NOTE 15: SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during the years ended December 31:

	2023	2022
Cash paid for interest	$2,769,943	$2,545,317

Cash paid for income taxes	$13,875	$1,685

NOTE 16: DISCONTINUED OPERATIONS

In December 2023, we discontinued our operation of Legion Select, LLC. Legion Select Venture Fund is managed by Legion Select Venture Fund Managers, LLC, an independent entity outside of Legion Capital Corporation, and its subsidiaries. Legion Select Venture Fund Managers, LLC made the decision to wind up (liquidate) the assets of the fund and to move these assets to an independent third party to monetize the assets of the fund and distribute proceeds to the fund holders.

In 2023, the discontinued operation had revenue of $605,352, operating expenses of $4,896, bad debt expense of $600,456, resulting in $0 income attributed to the Company. The Company has provided a loan to Legion Select Venture Fund in the amount of $8,824,014 due December 2026, secured by assets of the fund. Legion Capital Corporation expects to be paid in full as the assets of the fund are monetized. The Company realized a gain on discontinued operations of $2,413,840.

NOTE 17: SUBSEQUENT EVENTS

In preparing these financial statements, management has evaluated events and transactions for potential recognition or disclosure through June 10, 2024, the date the financial statements were available to be issued. The Company has determined there are no subsequent events.

Item 8. Exhibits

Index to Exhibits

Exhibit No.	Description of Exhibit
2.1	Articles of Incorporation (incorporated by reference to Exhibit 2.1 to Amendment No. 2 to the Company’s Offering Statement on Form 1-A (File No. 024-10638) filed on April 3, 2017).
2.3	ByLaws (incorporated by reference to Exhibit 2.3 to Amendment No. 2 to the Company’s Offering Statement on Form 1-A (File No. 024-10638) filed on April 3, 2017).
4.1	Subscription Agreement (incorporated by reference to Exhibit 4.1 to Post Qualification Amendment No. 1 to Form 1-A (File No. 024-11123) filed on March 20, 2020).
4.2	Certificate of Designations for the Series A Redeemable Preferred Stock (incorporated by reference to Exhibit 4.2 to Post Qualification Amendment No. 6 to Form 1-A (File No. 024-11123) filed on March 5, 2021).
4.3	Form of Bond (incorporated by reference to Exhibit 4.3 to Post Qualification Amendment No. 5 to Form 1-A (File No. 024-11123) filed on May 29, 2020).
6.1	Managing Broker Dealer Agreement by and between the Company and Sequence Financial Specialists, LLC, dated as of March 13, 202 (incorporated by reference to Exhibit 6.1 with Post Qualification Amendment No. 1 to Form 1-A (File No. 024-11123) filed on March 20, 2020.
6.2	Form of Indenture (incorporated by reference to Exhibit 6.2 to Post Qualification Amendment No. 5 to Form 1-A (File No. 024-11123) filed on May 29, 2020).
11.1*	Consent of Independent Auditor.

*	Filed herewith.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form 1-A and has duly caused this offering statement to be signed on its behalf by the undersigned, thereto duly authorized, in Orlando, Florida on June 10, 2024.

Legion Capital Corporation

By:	/s/ Paul Carrazone
Paul Carrazone
President and Chief Executive Officer

This offering statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Paul Carrazzone	President and Chief Executive Officer	June 10, 2024
Paul Carrazzone

/s/ David Null	Chief Financial and Chief Accounting Officer	June 10, 2024
David Null

/s/ Douglas S. Hackett	Director	June 10, 2024
Douglas S. Hackett